

07003186

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL RECEIVED FEB 28 2007 WASH. D.C. 186 PROCESSING SECTION

SEC FILE NUMBER
8- 41742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewCap Partners, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5777 W. Century Blvd., Suite 1135
(No. and Street)

Los Angeles, CA 90045
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corby & Corby
(Name – *if individual, state last, first, middle name*)

2811 Wilshire Blvd., Suite 510 Santa Monica CA 90403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS W. TURNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWCAP PARTNERS, INC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL
Title

Carla D. Jones, Notary Public
Notary Public



CARLA D. JONES
Commission # 1706231
Notary Public - California
Los Angeles County
MyComm. Expires Dec 17, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On Feb. 26, 2007 (Date) before me, Carla D. Jones, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Thomas Turney (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence


CARLA D. JONES
Commission # 1706231
Notary Public - California
Los Angeles County
My Comm. Expires Dec 17, 2010

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Carla D. Jones, Notary Public
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer

Signer's Name: ______________________

☐ Individual
☐ Corporate Officer — Title(s): ______________________
☐ Partner — ☐ Limited ☐ General
☐ *Attorney-in-Fact*
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________________

Signer Is Representing: ______________________

RIGHT THUMBPRINT OF SIGNER
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NewCap Partners Inc.
PRIVATE INVESTMENT BANKERS

Annual Compliance and Supervision Certification

The undersigned is the Chief Executive Officer of NewCap Partners, Inc. (the "Member"). As required by NASD Rule 3013(b), the undersigned makes the following certification:

1. **The Member has in place processes to:**

   (a) establish, maintain and review policies and procedures reasonably designed to achieve compliance with applicable NASD rules, MSRB rules and federal securities laws and regulations;

   (b) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

   (c) test the effectiveness of such policies and procedures on a periodic basis, the timing and extent of which is reasonably designed to ensure continuing compliance with NASD rules, MSRB rules and federal securities laws and regulations.

2. **The undersigned chief executive officer has conducted one or more meetings with the chief compliance officer in the preceding 12 months, the subject of which satisfy the obligations set forth in IM-3013.**

3. **The Member's processes, with respect to paragraph 1 above, are evidenced in a report reviewed by the chief executive officer, chief compliance officer and such other officers as the Member may deem necessary to make this certification, and submitted to the Member's board of directors.**

4. **The undersigned chief executive officer has consulted with the chief compliance officer and other officers as applicable (referenced in paragraph 2 above) and such other employees, outside consultants, lawyers and accountants to the extent deemed appropriate in order to attest to the statements made in this certification.**



By____________________
Thomas W. Turney
Chief Executive Officer



Corby and Corby

AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
FAX (310) 829-3854

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

February 26, 2007

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd.
Suite 1135
Los Angeles, CA 90045

In planning and performing our audit of the financial statements and supplemental schedules of NewCap Partners, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer-securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures of safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the California Department of Corporations, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



CORBY AND CORBY
An Accountancy Corporation

Santa Monica, CA
February 26, 2007

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 7,438
Cash in trust account - Note **2**	37,629
Accounts receivable - Note **1**	197,182
Prepaid expenses	2,622
Marketable securities - Note **3**	97,775
Property and equipment - at cost, less accumulated depreciation - Note **1** and **4**	10,829
Deposits	3,394
	$ 356,869

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Profit sharing payable	18,515
	18,515
COMMITMENTS AND CONTINGENCIES - Note **6**	
STOCKHOLDERS' EQUITY	
Common stock -no par value Authorized -500,000 shares Outstanding -246,938 shares	122,014
Retained earnings	208,565
Accumulated other comprehensive income	
Unrealized holding gain on securities - Note 3	7,775
Total Stockholders' Equity	338,354
	$ 356,869

END

See accompanying notes to financial statements